March 4, 2011 Medium-Term Notes, Series D No. 2011-MTNDG0008 Registration Statements Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433

Callable Step-Up Coupon Notes

Due March 18, 2021

We have the right to redeem the notes on any interest payment date on or after March 18, 2015. From and including March 18, 2011 to but excluding March 18, 2015, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless redeemed by us, from and including March 18, 2015 to but excluding March 18 , 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless redeemed by us, from and including March 18, 2018 to but excluding March 18, 2020 the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless redeemed by us, from and including March 18, 2020 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. The notes are senior unsecured obligations of Citigroup Funding Inc. All payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company, and are subject to the credit risk of Citigroup Inc.

S U M M A R Y T E R M S
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date:	March , 2011 (expected to price on or about March 15, 2011)
Original issue date:	March 18, 2011 (three business days after the pricing date)
Maturity date:	March 18, 2021
Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:

4.00%, from and including March 18, 2011 to but excluding March 18, 2015

5.00%, from and including March 18, 2015 to but excluding March 18, 2018, unless redeemed by us on or after March 18, 2015;

6.00%, from and including March 18, 2018 to but excluding March 18, 2020, unless redeemed by us;

7.00%, from and including March 18, 2020 to but excluding March 18, 2021, unless redeemed by us.

Interest payment period:	Semi-annually.
Interest payment dates:	Each March 18 and September 18, beginning on September 18, 2011, provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day, unless that day falls in the next calendar month, in which case, that interest payment will be made on the first preceding business day. No adjustment will be made to any interest payment made on that succeeding or preceding business day, as applicable.
Day-count convention:	30/360
Redemption:	Beginning on March 18, 2015 we have the right to redeem all of these notes on any redemption date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 business days before the redemption date specified in the notice.
Redemption dates:	March 18, 2015 and each interest payment date thereafter.
CUSIP:	1730T0JY6
Listing:	The notes will not be listed on any securities exchange.
Business day:	New York
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

Commissions and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer
Per Note	$1,000	$20	$980
Total	$	$	$

(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $20 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $20 for each note they sell. See “Fees and selling concessions” on page 5 and “Supplemental information regarding plan of distribution; conflicts of interest” on page 5.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Pricing Supplement, Subject to Completion, filed on March 4, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000119312511055928/d424b2.htm

Prospectus Supplement and Prospectus filed on February 14, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm

THE NOTES ARE NOT BANK DEPOSITS OR SAVINGS ACCOUNTS, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-157386) and other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

Callable Step-Up Coupon Notes Due March 18, 2021

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying pricing supplement related to this offering and “Risk Factors” in the accompanying prospectus supplement. We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the notes.

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The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem all of the notes on any interest payment date beginning approximately four years after the date of issuance of the notes upon not less than ten business days’ notice. In the event that we redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to and including the date when the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

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The per annum interest rate applicable at a particular time will affect our decision to redeem the notes. It is more likely that we will redeem the notes prior to their maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional, fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity. If we redeem the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

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The step-up feature presents different investment considerations than fixed rate notes. Unless general interest rates rise significantly, you should not expect to earn the highest stated interest rate which is applicable only during the last three years of the term of the notes because the notes are likely to be redeemed prior to maturity if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should focus on, among other things, the overall annual percentage rate of interest to maturity or redeem as compared to other equivalent investment alternatives instead of the focusing on the highest stated interest rate.

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Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

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Potential for a lower comparative yield. From and including March 18, 2011 to but excluding March 18, 2015, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless redeemed by us, from and including March 18, 2015 to but excluding March 18, 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless redeemed by us, from and including March 18, 2018 to but excluding March 18, 2020 the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless redeemed by us, from and including March 18, 2020 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

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The notes are subject to the credit risk of Citigroup Inc. and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

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Callable Step-Up Coupon Notes Due March 18, 2021

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The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor.

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The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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The inclusion of underwriting fees and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

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The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products will determine the interest payable to you on each interest payment date. Any of these determinations made by Citigroup Financial Products, in its capacity as calculation agent may adversely affect the payments to you on any interest payment date.

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Hedging and trading activity by Citigroup Funding could result in a conflict of interest. In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

General Information
Certain U.S. federal income tax considerations:

The following summarizes certain U.S. federal income tax considerations for initial U.S. investors who hold the notes as capital assets. Investors should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax and consult their tax advisors in determining the tax consequences of an investment in the notes, including the application of state, local and other tax laws and the possible effects of changes in federal or other tax laws.

•     Amounts received as coupons on the notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or received (in accordance with such U.S. Holder’s method of accounting).

•     At maturity or upon a taxable disposition of the notes, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in

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Callable Step-Up Coupon Notes Due March 18, 2021

such note. A U.S. Holder’s tax basis in a note generally will equal the cost of such note to such holder.

•     Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition.

In the case of a holder of the notes that is not a U.S. person, all payments made with respect to the notes and any gain realized upon the sale or other disposition of the notes will not be subject to U.S. income or withholding tax, provided that such payments and gain are not effectively connected with the conduct of a trade or business in the United States by such holder and the holder complies with applicable certification requirements (generally, an IRS form W-8BEN). Further, if such holder does not comply with applicable certification requirements, such holder may be subject to backup withholding.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States generally should not be subject to U.S. federal estate tax.

You should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment. You should also consult your own tax advisors to determine tax consequences particular to your situation.

Trustee:	The Bank of New York Mellon
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee or affiliate’s employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

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Callable Step-Up Coupon Notes Due March 18, 2021

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying pricing supplement related to this offering for more information.

Fees and selling concessions:

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $20 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors, collectively a fixed selling concession of $20 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $20 for each note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” below and “Risk Factors” and “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering for more information.

Supplemental information regarding plan of distribution; conflicts of interest:	Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the notes, either directly or indirectly. See “Plan of Distribution; Conflicts of Interest” in the accompanying pricing supplement related to this offering.
Calculation agent:	Citigroup Financial Products, Inc.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

March 2011	Page 5